UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

Future Pearl Labs, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11367

Delaware	84-5039959

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th St Santa Monica, CA	90401

(Address of principal executive offices)	(Zip Code)

310-310-2410

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 17, 2021

 FUTURE PEARL LABS, INC.

1438 9th STREET

SANTA MONICA, CA 90401

In this Semi-Annual Report, the terms “we”, “Bobacino”, “Future Pearl Labs” or “the Company” refers to Future Pearl Labs, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Through June 30, 2021, the Company has not recorded any revenues to date.

Operating expenses for the 6 months ended June 30, 2020 were $179,027, representing primarily research & development activities in order to build our preliminary prototype. This is reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the preliminary prototype and general support activities focused on raising capital for the Company.

In the six months ended June 30, 2021, operating expenses were $35,734. This reflects a reduction in expenses related to product development activities as work on our preliminary prototype was completed in November of 2020. Expenses for the 6 months ended June 30, 2021 reflect ongoing research & development activities in preparation for the next product development phase to begin in Q3 of 2021.

Since the end of the period covered by our audited financial statements, we expect similar monthly expenses aside from an increase in labor costs from additional full time and part time employees. The team will continue to grow as we push development of our product into production ready capabilities.

Liquidity and Capital Resources

As of June 30, 2021, the Company had $231,505 in cash and cash equivalents.

Through December 31, 2020, the Company had received $100,000 in funding from Embark Ventures. The Company launched its Regulation A+ offering on June 4, 2021 and for the period covered by this report received gross proceeds of approximately $254,000. From March to June 2020, Future Labs I, which became a wholly-owned subsidiary of Future Pearl Labs, provided a loan to a related party, Wavemaker Labs. This loan was made due to the Company having cash on hand for which it determined it was in its interests to make a loan to Wavemaker Labs to allow for the accrual of interest and to book the loan towards accounts payable owed to Wavemaker Labs.

Included in the liabilities of the Company is an accounts payable entry for $967,020 due to Wavemaker Labs pursuant to the Master Services Agreement. During the year ended December 31, 2020, Wavemaker Labs provided services relating to development of the prototype and general support of the Company, which was invoiced to the Company for each hour of labor exerted and all materials expenses in relation to the development of the Bobacino machine. Invoices from Wavemaker Labs are due within fifteen (15) days of receipt, and any past due invoices are assessed a rate of 2% per month, which is added to the amount due and prorated starting from the date of the original invoice. The total amount outstanding under this agreement as June 30, 2021 was $1,233,293 While we intend to repay all or a portion of this amount from proceeds of the offering, should we raise more than $1,500,000, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at the aforementioned rate of 2% per month. This MSA supersedes all prior SOW agreements between Bobacino and Wavemaker Labs. As such, convertible promissory notes have been canceled and will be reissued as warrants in 2021. Any previously committed payment associated with such notes is no longer owed.

Trend Information

For the first 6 months of 2021, the Company began ramping up its marketing and fundraising efforts in preparation for the June 4, 2021 launch of its Regulation A+ equity crowdfunding offering on StartEngine. These marketing and fundraising efforts were in part financed by Wavemaker Labs as part of our Master Services Agreement. The Company had limited cash resources of its own during this time, and our reliance on Wavemaker Labs has pushed back our next product development phase into Q3 of 2021, resulting in anticipated production and delivery of its first batch of working pods in early 2022. Prior to that date, we anticipate we will need to incur increased expenses associated with engineering, research and development, marketing and fundraising. To date, we have received commitments for approximately $532,000 from investors in our Regulation A+ equity crowdfunding offering. If we are not able to raise additional sums from this offering, we could experience additional delays in the development process.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 are rapidly growing and remain uncertain for the foreseeable future.

Future Pearl Labs, Inc.

INDEX TO EXHIBITS

2.1 DE Amended and Restated Certificate of Incorporation*

2.2. DE Amended and Restated Bylaws*

3.1. Stock Option Agreement – Darian Ahler (CEO)*

4.1. Subscription Agreement*

6.1. Offer Letter – Darian Ahler (CEO)*

6.2. MSA with Wavemaker Labs*

8.1 Escrow Agreement with Prime Trust*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-1367).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Pearl Labs, Inc. (DBA Bobacino)

By	/s/ James Buck Jordan
James Buck Jordan, Director
Future Pearl Labs, Inc. (DBA Bobacino)
Date: September 20, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Darian Ahler
Darian Ahler, Chief Executive Officer
Future Pearl Labs, Inc. (DBA Bobacino)
Date: September 20, 2021

By	/s/ James Buck Jordan
James Buck Jordan, Director
Future Pearl Labs, Inc. (DBA Bobacino)
Date: September 20, 2021

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer and Chief Accounting Officer
Future Pearl Labs, Inc. (DBA Bobacino)
Date: September 20, 2021

 FUTURE PEARL LABS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

FUTURE PEARL LABS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$231,505	$18,980
Interest receivable, related party	1,102	616
Loan receivable, related party	32,700	32,700
Deferred offering costs	-	22,000
Total assets	$265,307	$74,296

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$1,233,293	$967,020
Accounts payable and accrued expenses	712	712
Loan payable, related party	28,249	28,249
Interest payable, related party	4,981	458
Total liabilities	1,267,235	996,440

Commitments and contingencies (Note 9)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 24,000,000 shares authorized, no shares issued and outstanding	-	-
Class F stock, $0.0001 par value, 24,000,000 shares authorized, 2,585,904 and 4,562,376 shares issued and
outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	259	456
Common stock, $0.0001 par value, 48,000,000 shares authorized, 123,618 and 0 and shares issued and
outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	12	-
Additional paid-in capital	490,606	515,696
Subscription receivable	(14,753)	-
Treasury stock	(82,353)	-
Accumulated deficit	(1,395,699)	(1,438,296)
Total stockholders' equity (deficit)	(1,001,928)	(922,144)
Total liabilities and stockholders' equity (deficit)	$265,307	$74,296

See accompanying notes, wshich are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Net revenue	$-	$-

Operating expenses:
Research and development	27,561	117,760
General and administrative	8,173	61,267
Total operating expenses	35,734	179,027

Loss from operations	(35,734)	(179,027)

Other income (expense):
Other income	82,353	-
Interest expense, related party	(4,523)	(581)
Interest income, related party	500	308
Total other income (expense), net	78,330	(273)

Provision for income taxes	-	-
Net income (loss)	$42,597	$(179,300)

Weighted average common shares outstanding - basic	2,732	3,000,000
Weighted average common shares outstanding - diluted	388,100	3,000,000
Net income (loss) per common share - basic	$15.59	$(0.06)
Net income (loss) per common share - diluted	$0.11	$(0.06)

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional				Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	$313,237	$-	$-	$(425,662)	$(112,125)
Issuance of Class F stock for cash	-	-	2,400,000	240	-	-	99,760	-	-	-	100,000
Net loss	-	-	-	-	-	-	-	-	-	(179,300)	(179,300)
Balances at June 31, 2020 (unaudited)	-	-	2,400,000	$240	3,000,000	$300	$412,997	$-	$-	$(604,962)	$(191,425)

Balances at December 31, 2020	-	$-	4,562,376	$456	-	$-	$515,696	$-	$-	$(1,438,296)	$(922,144)
Contribution of Class F shares from investor	-	-	(1,976,472)	(198)	-	-	198	-	(82,353)	-	(82,353)
Issuance of common stock pursuant to Regulation A offering	-	-	-	-	123,618	12	295,435	(14,753)	-	-	280,694
Offering costs	-	-	-	-	-	-	(321,884)	-	-	-	(321,884)
Stock-based compensation	-	-	-	-	-	-	1,161	-	-	-	1,161
Net income	-	-	-	-	-	-	-	-	-	42,597	42,597
Balances at June 31, 2021 (unaudited)	-	-	2,585,904	$259	123,618	$12	$490,606	$(14,753)	$(82,353)	$(1,395,699)	$(1,001,928)

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$42,597	$(179,300)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,161	-
Treasury stock - other income	(82,353)	-
Bad debt	-	21,513
Changes in operating assets and liabilities:
Accounts receivable, related party	-	57,637
Interest receivable, related party	(486)	(308)
Accounts payable, related party	266,273	94,514
Interest payable, related party	4,523	581
Net cash provided by (used in) operating activities	231,715	(5,363)
Cash flows from investing activities:
Issuance of loans to related parties	-	(32,700)
Net cash used in investing activities	-	(32,700)
Cash flows from financing activities:
Proceeds from issuance of capital stock	280,694	100,000
Offering costs	(299,884)	-
Net cash provided by (used in) financing activities	(19,190)	100,000
Net change in cash and cash equivalents	212,525	61,937
Cash and cash equivalents at beginning of period	18,980	556
Cash and cash equivalents at end of period	$231,505	$62,493

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Future Pearl Labs, Inc (the “Company”), doing business as Bobacino, is a Company organized March 6, 2020 under the laws of Delaware. The Company was formed to create automatic vending machines for bubble tea. The Company is headquartered in Santa Monica, California.

In October 2020, Future VC, LLC contributed common shares in Future Labs I, Inc. in exchange for shares of Class F Stock of the Company. Both Future VC, LLC and Future Labs I, Inc. (“Future Labs”) are related parties of the Company. Furthermore, the remaining shareholders contributed common shares in Future Labs I, Inc. in exchange for shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc. Due to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company (see Notes 3 and 7).

The Company’s activities since inception have consisted primarily of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. As of June 30, 2021, the Company had an accumulated deficit of $1,395,699 and current liabilities exceeding current assets by $1,001,928. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

As a result of the share exchanges noted above, Future Labs became a wholly-owned subsidiary of the Company in October 2020. Future Labs is a Delaware Company formed on November 30, 2017. Due to common ownership and management of the Company and Future Labs, the share exchange was determined to be a common control transaction. As such, the consolidated financial statements are presented retroactively and reflect the historical results of Future Labs since its inception.

Unaudited Interim Financial Information

The accompanying financial statements for the six months ended June 30, 2021 and 2020 the related footnote disclosures are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the Company's opinion, reflect all adjustments necessary to present fairly the Company's financial position as of June 30, 2021 and results of its operations, and cash flows for the periods ended June 30, 2021 and 2020. The results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other periods.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Future Labs I, Inc. All material inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On February 26, 2021, the Company effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the six months ended June 30, 2020, the Company recorded bad debt expense of $21,513 to write off receivables deemed uncollectible.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, the Company derives its revenue from hardware.

Collaboration Agreements

Per ASC Topic 808-10-15-5, a collaborative arrangement within the scope of this ASC Topic 606 may be partially within the scope of other Topics, including, but not limited to, Topic 606 on revenue from contracts with customers. A collaborative arrangement is partially within the scope of Topic 606 if a unit of account, identified as a promised good or service (or bundle of goods or services) that is distinct within the collaborative arrangement is with a customer. An entity shall apply the guidance in Topic 606 to a unit of account that is within the scope of that Topic, including the recognition, measurement, presentation, and disclosure requirements. If a portion of a distinct bundle of goods or services is not with a customer, the unit of account is not within the scope of Topic 606.

For a collaborative arrangement that is wholly or partially outside the scope of other Topics, including Topic 606, the unit of account, recognition, and measurement for the unit(s) of account outside the scope of other Topics, including Topic 606, shall be based on an analogy to authoritative accounting literature or, if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election.

Per ASC 808-10-45-1, participants in a collaborative arrangement shall report costs incurred and revenue generated from transactions with third parties (that is, parties that do not participate in the arrangement) in each entity’s respective income statement pursuant to the guidance on principal versus agent considerations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $22,000, which were charged to additional paid-in capital in 2021 upon the Company’s equity offering (see Note 6). Furthermore, the Company incurred an additional $299,884 in offering costs in 2021, which were charged to additional paid in capital in June 2021 upon the Company’s Regulation A offering.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. The following table reconciles basic weighted average shares outstanding to fully diluted weighted average shares outstanding:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Weighted average number of common shares outstanding - Basic	2,732	-
Potentially dilutive common stock equivalents (options and warrants)	385,368	-
Weighted average number of common shares outstanding - Diluted	388,100	-

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE, RELATED PARTY

From March to June 2020, the Company provided a loan to a related party, Future Labs VII, Inc. for $32,700. The loans are unsecured, bear interest at 3% per annum, and mature in varying dates through June 2021. During the six months ended June 30, 2021 and 2020, the Company recognized interest income of $500 and $308, all of which was unpaid as of June 30, 2021. In 2021, the Company intends to satisfy the loan receivable via forgiveness of accounts payable with the entity.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
	(unaudited)
Future VC, LLC	$24,749	$24,749
Future Labs V, Inc.	3,500	3,500
	$28,249	$28,249

From February to May 2019, the Company received proceeds of $75,000 from Future VC, LLC. In 2020 and 2019, the Company repaid $22,181 and $28,070 of these loans, respectively. On January 1, 2021 the Company extended these notes’ maturity dates to July 1, 2021.

During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $4,523 and $581, respectively.

All notes are secured by the Company’s assets. For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6.	STOCKHOLDERS’ EQUITY/(DEFICIT)

In February 2021, the Company amended its certificate of incorporation and effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. After effect of the 12-for-1 forward stock split, the Company is authorized to issue 24,000,000 shares of Preferred Stock, 24,000,000 shares of Class F Stock and 48,000,000 shares of common stock. The Company also increased the total authorized shares under the 2020 Plan to 4,806,792 shares.

As of June 30, 2021 and December 31, 2020, there were no shares of Preferred Stock issued or outstanding.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class F Stock shall have the right to one vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of Common Stock. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters.

Dividends

The holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock.

Liquidation

In the event of any liquidation event, whether voluntary or involuntary, the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into one share of Common Stock.

Each share of Class F Stock shall automatically be converted into one share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock.

Upon a preferred equity financing of at least $1,000,0000 in proceeds, 10% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into shares of the subsequent series of preferred stock of the Company that is issued in such equity financing at the applicable conversion ratio, which is defined as the inverse of the ratio at which a share of Preferred Stock issued in an equity financing is convertible into Common Stock of the Company.

Stock Issuances

In December 2017, the Future Labs issued to its founder and outside investors a total of 626,801 shares of common stock at $0.50 per share for total proceeds of $313,337. During March 2018, Future Labs issued 2,373,199 shares of common stock to a related party for total proceeds of $200.

On March 20, 2020, the Company issued 2,400,000 shares of Class F Stock to Embark Ventures, LLP for an aggregate purchase price of $100,000.

In October 2020, Future VC, LLC contributed 2,373,199 common shares in Future Labs I, Inc. in exchange for 1,710,588 shares of Class F Stock of the Company. In conjunction with this transaction, Future VC, LLC contributed $100,000 in cash. Both Future VC, LLC and Future Labs I, Inc. are related parties of the Company.

In October 2020, several shareholders contributed a total of 626,801 common shares in Future Labs I, Inc. in exchange for 451,788 shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Dues to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company (Note 1). After the consolidation of Future Labs, and effect of the stock split in February 2021, the Company had 4,562,376 shares of Class F stock and no shares of common stock issued and outstanding, respectively, as of December 31, 2020.

In February 2021, Embark Ventures, L.P. contributed 1,976,472 shares of the Company’s Class F Common Stock back to the Company for no consideration. As a result of the transaction, the Company recorded $83,353 to treasury stock and recognized the gain as other income in the consolidated statements of operations.

In June 2021, the Company initiated its Regulation Offering. As of June 30, 2021, the Company has issued 123,618 shares of common stock at a fair value of $2.39 per share, or gross proceeds of $295,447. As of June 30, 2021, the Company had a subscription receivable of $14,753.

7.	STOCK-BASED COMPENSATION

Future Pearl Labs, Inc. 2020 Stock Plan

The Company has adopted the Future Pearl Labs, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 355,668 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of June 31, 2021, there were no shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	340,968	$-	$-
Granted	14,700	0.04
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	355,668	$0.04	$-

Exercisable as of June 30, 2021 (unaudited)	238,859	$0.04

The fair value of common stock for options granted during the year was $0.04 per share (post-split), which was used in calculating the valuation of the options at a weighted average fair value of $0.02 per share. As of June 30, 2021, the weighted average duration to expiration of outstanding options was 9.3 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended
	June 30,
	2021	2020
	(unaudited)
Risk-free interest rate	0.82%	n/a
Expected term (in years)	5.22	n/a
Expected volatility	44.43%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.02	n/a

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The total grant-date fair value of the options granted during the six months ended June 30, 2021 was $294. Stock-based compensation expense for stock options of $864 was recognized under FASB ASC 718 for the six months ended June 30, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $3,634 as of June 30, 2021, which will be recognized over a weighted average period of 1.7 years.

Warrants

In May 2021, the Company issued 29,700 warrants with an exercise price of $0.04 per share (post-split). The Company recognized $297 in stock-based compensation expense pertaining to these warrants in the six months ended June 30, 2021.

8.	RELATED PARTY TRANSACTIONS

Refer to Note 4 and 5 for detail on the Company’s loan receivables and payables with related parties.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2020, the Company has incurred $1,127,034 of fees under this agreement, including $713,826 in services payable in cash and $413,208 for which the Company intends to satisfy through the issuance of warrants in 2021. The Company also incurred $22,000 of offering costs recorded as an asset on the balance sheet as of December 31, 2020.

In 2021, all research and development expenses incurred by the Company were in relation to the Wavemaker agreement, consisting of $24,254 in services payable in cash and $2,718 for which the Company intends to satisfy through the issuance of warrants in 2021. The Company also incurred an additional $299,284 in offering costs to Wavemaker, which were charged to additional paid-in capital upon the Company’s Regulation A offering.

The total amount outstanding under this agreement as of June 30, 2021 and December 31, 2020 was $1,233,293 and $967,020, respectively. The services incurred represent total labor costs incurred by the Company at a commercial rate greater than the actual labor costs of the related entity plus a 10% mark-up on materials costs.

9.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.	SUBSEQUENT EVENTS

Through the issuance date, the Company has raised approximately $532,000 in its Regulation A offering.

Management has evaluated subsequent events through September 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.